To:	Board of Directors Infosmart Group, Inc

Date: 23 July 2008

RESIGNATION

This letter serves to inform all of you that with immediate effective, I resign my position as a director of Infosmart Group, Inc. due to my personal reasons.

I appreciate very much to work with all of you in the past years and I wish the company a healthy and growing future by your valuable & continuous contribution.

Thank you very much

Yours sincerely,

/s/ Andy Kwok
ANDY KWOK